SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. n.º 06.164.253/0001 -87
N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON DECEMBER 20, 2007

Date, Time and Place: Held on December 20, 2007, at 3:00 p.m., at Rua Gomes de Carvalho, nº 1.629, in the Board of Directors’ Meeting Room of Gol Linhas Aéreas Inteligentes S.A., Vila Olímpia, in the Capital of the State of São Paulo (“Company”). Attendance: the members of the Company’s Board of Directors. Presiding Board: Mr. Constantino de Oliveira Jr.– as Chairman of the meeting; Henrique Constantino – to be the Secretary. Calling: Waived, due to the attendance of all the members of the Board of Directors. Agenda: Resolve on: (i) presentation of the Committees of the Company; (ii) presentation of the 2008 strategic plan and IT plan; (iii) the granting of certain guarantees and (iv) approval of the extension of the Stock Option Plan of the Company and number of options to be granted for 2008. Resolutions taken: After necessary clarifications, the following were approved by unanimous vote: (i) the Committees of the Company, Audit Committee, Risk Policies Committee, Financial Policy Committee and People Policies Committee have presented, each, the activities carried out up to this date, as well as the activities and projects to be implemented in the next year (2008); (ii) the 2008 strategic and IT plans, which will be filed at the Company’s head-offices; and (iii) to approve the execution of certain Guarantee Agreements, to guarantee the accomplishment of VRG Linhas Aéreas S.A. obligations, according to the Leasing Agreements, of four (4) aircrafts Boeing: (a) serial number 26204, model B767-300ER, relating to the lease agreement executed with Airplanes Sverige Aircraft Leasing Worldwide AB; (b) serial number 25132, model B767- 300ER, relating to the lease agreement executed with Wells Fargo Bank Northwest; (c) serial number 27048, model B767-200ER, relating to the lease agreement executed with Aircraft 27048 Statutory Trust; (d) serial number 24846, model B767-383ER, relating to the lease agreement executed with Aircraft 24846, LLC. The Officers are hereby authorized to take all necessary action to comply with the current deliberation. All acts and/or measures already taken are hereby ratified; and (iv) it was approved the extension of the Stock Option Plan for the year of 2008 and the number of 190,296 options to be granted to the participants, according to the Company’s Stock Option Plan approved on December 09, 2004, which is initialized by the Presiding Board, and will be filed at the Company’s headquarters. Suspension of the Meeting and Drawing-up of the Minutes: After offering the floor to anyone who intended to make use of it, although no one did, the meeting was adjourned for the time necessary to draw up these presents. After reopening this Meeting, minutes were read and checked by those attending the meeting, who signed the document. I hereby certify that this is a faithful copy of the original minutes, which were drawn-up in the proper book.

São Paulo, December 20, 2007.

Constantino de Oliveira Jr.	Henrique Constantino
Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.